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                               February 21, 2024

       Kent Louis Kaufman
       Chief Executive Officer
       Black Hawk Acquisition Corp
       4125 Blackhawk Plaza Circle, Suite 166
       Danville, CA 94506

                                                        Re: Black Hawk
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2024
                                                            File No. 333-276857

       Dear Kent Louis Kaufman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

       Registration Statement on Form S-1

       Risk Factors
       The excise tax included in the Inflation Reduction Act of 2022, page 47

   1.                                                   Refer to prior comment
1. We note you deleted the statement that the proceeds held in the trust account could be
subject to the Excise Tax and instead have included a statement that you are not permitted
to use the proceeds placed in the trust account and the interests earned thereon to pay
any excise taxes. Please clarify whether the proceeds held in the trust account could be
subject to the Excise Tax. We note that Section 1(j) and Exhibit C of the Investment
Management Trust Agreement provide for the withdrawal from the
                                                        Trust Account of
interest earned on the Property requested by the Company to cover certain tax
obligations. It is also unclear whether the IRS could assess liability against the trust for excise taxes.
 Kent Louis Kaufman
Black Hawk Acquisition Corp
February 21, 2024
Page 2
Risks Relating to Our Securities
If we are deemed to be an investment company..., page 60

2. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations.
      Also, include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
       Please contact Catherine De Lorenzo at 202-551-3772 or Ruairi Regan at 202-551-3269
with any other questions.



                                                            Sincerely,
FirstName LastNameKent Louis Kaufman
                                                            Division of
Corporation Finance
Comapany NameBlack Hawk Acquisition Corp
                                                            Office of Real
Estate & Construction
February 21, 2024 Page 2
cc:       Cassi Olson, Esq.
FirstName LastName